FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of March 2006

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On March 7, 2006 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Nurit Benjamini

Title: Chief Financial Officer

Date: March 7, 2006

Exhibit 1

Compugen Leads Consortium to Model Cancer Related Kinase Pathway

European Commission to Fund SIMAP Consortium

Tel Aviv, Israel - March 7, 2006 - Compugen Ltd. (Nasdaq:CGEN) announced today that it is leading a consortium for the development of a platform to simulate the MAP-kinase pathway, a signaling pathway related to cancer which is already targeted by a number of cancer therapies and diagnostic tests.

The Simulation Modeling of the MAP-kinase Pathway (SIMAP) consortium is funded by the European Commission which has allocated 3.1 million Euro for the project over a three-year period. In addition to Compugen, the consortium includes Aureus Pharma of France, Consejo Superior de Investigaciones Cientificas of Spain, the Institut De Recerca Hospital Universitari Vall De Hebron from Spain, Istituto Nazionale Tumori of Milan-Italy, the Max Planck Institute for Infection Biology from Germany, the University of Glasgow from the UK, the Weizmann Institute of Science from Israel, and Arttic Israel, a consultancy and management company.

The MAP-kinase pathway is a major pathway that relays signals from the plasma membrane into the nucleus. A deep understanding of this pathway is important for the development of rational anti-cancer therapies. The SIMAP consortium intends to develop a comprehensive and robust simulation model of the pathway, which will incorporate data from the literature, as well as experimental and clinical work. The model is expected to create qualitative predictions, followed by experimental verification. It is expected to integrate and analyze data from various types of resources ranging from single molecule information, to pathway modeling, to clinical data and patients` response.

This approach is expected to enable hypothesis-driven research aimed at the establishment of systems level computational platforms available for various pharmaceutical applications. The concepts and methods intended to be developed could help in the design of new therapeutic drugs, decrease the attrition rate of new drugs and make it possible to select patients for treatment on the basis of individual parameters. Model-driven predictions regarding the impact of drug combinations could allow dramatic improvement in the design of pre-clinical and clinical trials, enhance patient response and limit adverse effects of drugs.

"We are proud to advance our research in the field of systems biology with such distinguished partners," said Zipi Fligelman Shaqed, Team Leader, Numerical Modeling of Biosystems at Compugen. "We believe that such multi-scale modeling has never been done before and is a significant step forward," added Yossi Cohen, M.D., Compugen's Vice President Research and Discovery. "Combining mathematical modeling of biochemical behavior with new data mining techniques and clinical data could create a multidisciplinary platform prototype. This platform can be suitable for modeling of other disease related pathways leading to the rational development of drugs for many conditions," concluded Dr. Cohen.

About Compugen

Compugen is a biotechnology discovery company focused on therapeutic and diagnostic products. The Company`s powerful predictive models and discovery engines enable the discovery of numerous potential therapeutics and diagnostic biomarkers. This capability results from the Company`s pioneering and on-going incorporation of ideas and methods from mathematics, computer science and physics into biology, chemistry and medicine.  To date, Compugen`s discovery efforts have focused mainly on cancer, cardiovascular and immune-related diseases. Product development is pursued both in-house and through collaborative arrangements. The Company's primary business goal is to out-license therapeutic and diagnostic product candidates for commercialization by leading companies under milestone and revenue sharing agreements. Compugen has established an agricultural biotechnology affiliate - Evogene, and a small-molecule drug discovery affiliate - Keddem Bioscience. For additional information, please visit Compugen's corporate Website at www.cgen.com.

This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as  "may", "expects", "anticipates", "believes", and "intends", and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

Company contact:

Tsipi Haitovsky

Director, Corporate Communication

Compugen Ltd.

Email: tsipi@cgen.com

Tel: +972-3-7658-120

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